Filed by Brookfield Mortgage Opportunity Income Fund Inc. (File No. 811-22773)

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934, as amended

Subject Companies:

Brookfield Mortgage Opportunity Income Fund Inc.

File No. 811-22773

Shareholder Services

Shareholder Name

Address 1

Address 2

Address 3

TIME IS RUNNING OUT!

Re: Brookfield Mortgage Opportunity Income Fund Inc.

Dear Shareholder:

We have tried unsuccessfully to contact you regarding a very important matter regarding your investment in Brookfield Mortgage Opportunity Income Fund Inc. This matter pertains to important operating initiatives for Brookfield which requires your response.

We need to hear from you before 9:00 PM eastern standard time on Thursday, September 15, 2016.

It is very important that we speak to you regarding this matter.  The call will only take a few moments of your time and there is no confidential information required.

Please contact us toll-free at 1-800-330-5136 Extension 10866 between 9:00 a.m. and 10:00 p.m. Eastern time Monday through Friday and Saturday between 10:00 a.m. and 6:00 p.m.  At the time of the call please reference the number listed below.

Thank you.

REFERENCE NUMBER:    123456789

Brookfield Mortgage Opportunity Income Fund Inc.

Brookfield Place, 250 Vesey Street, 15th Floor • New York, New York 10281